650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 26, 2014

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian
Melissa Walsh
Maryse Mills-Apenteng
Matthew Crispino

Re:	SouFun Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 3, 2013

Form 6-K

Filed February 13, 2014

File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 12, 2014 relating to the above-referenced filing and letters dated March 18, 2014 and March 27, 2014 in connection with the Form 20-F for the year ended December 31, 2012 filed on April 3, 2013 (the “2012 Form 20-F”), the Company’s Form 20-F for the year ended December 31, 2013 filed on April 30, 2014 (the “2013 Form 20-F”) and its Form 6-K filed on February 13, 2014.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

June 26, 2014

Operating and Financial Review and Prospects

A. Operating Results

Key Operating and Financial Performance Metrics, page 67

1.	We note that when you disclose the average monthly unique visitors received by your website, www.soufun.com, in the fourth quarter of 2013, you rely on data from Data Center of China Internet, but when you disclose average monthly unique visitors for fiscal years 2012 and 2013, you cite to data from Google Analytics. Please tell us in your response letter why you are using different data sources to capture this metric.

RESPONSE:

The Company respectfully advises the Staff that the Company uses different data sources to provide different types of information. For example, the Company obtains the quarterly reports from an independent market research institution, the Data Center of China Internet (“DCCI”) to provide information regarding market share and believes the report is objective and reliable. However, DCCI does not provide mobile web traffic data and only releases results quarterly and, as a result, the Company uses the daily and monthly data from Google Analytics to provide readily available information regarding visitors to its web sites. Because the data from Google Analytics is updated more frequently and reflects a segment of the market not addressed by DCCI, the Company believes the information is more meaningful to investors. The Company intends to use data from Google Analytics in the future for these metrics as it can more readily obtain the data and determine whether it is accurate. Because the Company does not have access to its competitors Google Analytics data, however, the Company intends to continue to use an independent third party source, such as DCCI, for information regarding its market position.

2.	We note your disclosure of selected metrics. Consistent with comment 3 from our letter dated February 25, 2014, tell us what consideration was given to providing an analysis of the qualitative and quantitative changes in these measures during each of the periods presented. Your analysis should address how the metrics are relevant to an investor’s understanding of the drivers and reasons for your growth and whether the changes represent a trend that will continue. Refer to Section III.B of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, as indicated in response to comment 2 in your letter dated March 27, 2014, you also intended to provide quarterly data for 2013 for total registered members, active registered members, and the geographic coverage of SouFun membership services. In this regard, we note your disclosures in the Information on the Company section of the number of paying subscribers to your basic listing services and the number of registered members of your www.soufun.com website and your SouFun cards. Tell us what consideration you gave to also including a discussion of these metrics.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

June 26, 2014

RESPONSE:

The Company advises the Staff that it began collecting various types of metrics in 2013 on a quarterly basis prospectively. The Company does not have the ability to retroactively collect the data on a historical basis, so it intends to provide comparative data commencing in 2014. The Company will consider discussing the various metrics once it has meaningful comparative data if there are trends that would be meaningful to investors; however, it did not believe that discussing a single year of data would be meaningful to investors. The Company believes that the metrics it presented are defined consistently across its industry and therefore does not believe that a discussion of how the metrics are calculated would be informative or meaningful to investors.

B. Liquidity and Capital Resources, page 88

3.	Please reconcile the total amount in your table of use of proceeds from bank borrowings to the proceeds from bank borrowing on your consolidated statements of cash flows.

RESPONSE:

The Company respectfully advises the Staff that a reconciliation is provided below. The lower portion of the table appeared on page 89 of the 2013 Form 20-F. Note that the information regarding short-term and long-term loans appears on pages 88 and 89 of the 2013 Form 20-F.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

June 26, 2014

	2011	2012	2013		Total
Item	(US$’000)
Proceeds from short-term loans	255, 570	46,000	—		301,570
Proceeds from long-term loans	—	80,750	100,000		180,750

Less: Repayment of short-term loans	(3,600)	(30,900)	—	*	(34,500)
Total Net Proceeds	251,970	95,850	100,000		447,820

Less:
Payment of dividends	(142,214)	(131,012)	(81,046)		(354,272)

Acquisition of building	(56,150)**	—	—		(56,150)
Interest paid	(2,224)	(8,959)	(2,539	)*	(13,722)

Total use of proceeds	(200,588)	(139,971)	(83,585)		(424,144)

Net cash remaining	51,382	(44,121)	16,415		23,676

*	The repayment of short-term loans and payment of part of interest in 2013 were funded with proceeds from the Company’s convertible senior notes and cash generated from operations, not from bank borrowings.
**	The Company paid approximately US$56.1 million for the acquisition of the former AIG training center in New York out of the proceeds from bank borrowings in 2011. This amount is included in the cash of US$60.1 million used for acquisition of property and equipment in 2011. The aggregate consideration for the former AIG training center approximately US$60.8 million, approximately US$4.6 million of which was paid in 2010.

4.	We note from your disclosure on page F-46 that certain amounts of bank deposits remained classified as restricted cash as of December 31, 2013 due to administrative delays in releasing the RMB-denominated pledged deposits by the respective financial institutions in the PRC, despite your repayment of the related short-term borrowings. Tell us what consideration you gave to discussing this excess restricted cash, including the facts and circumstances leading to the administrative delays.

RESPONSE:

The Company respectfully advises the Staff that the discussion of excess restricted cash on page F-46 was to help the readers to reconcile the sum of restricted cash disclosed in Note 11 with restricted cash in consolidated balance sheet on page F-4. The Company advises the Staff that the release of RMB denominated pledged deposits requires internal administrative approval by the respective financial institutions after the repayment of loans. The approval usually takes several days and led our pledged deposits to be released after December 31, 2013; however, the Company does not believe that a brief delay in the release was material to investors and as a result, elected not to make similar disclosure in “Liquidity and Capital Resources”.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

June 26, 2014

5.	We note that in December 2013 and January 2014, you sold $350 million and $50 million in aggregate principal amount of convertible senior notes. Tell us what consideration you gave to expanding your discussion to explain the reason for incurring that debt and to quantify the use of the proceeds. Provide an analysis of how the incurrence of that debt fits into your overall business plan. Refer to FRC 501.13.a. for additional guidance.

RESPONSE:

The Company respectfully advises the Staff that it disclosed the anticipated use of the proceeds of its convertible senior notes in the disclosure in the first three paragraphson page 89 of the 2013 Form 20-F. The Company advises the Staff that a portion of the proceeds of the convertible senior notes were used to retire $180.7 million of the Company’s U.S. dollar denominated bank loans which bore average annual interest rate of approximately LIBOR plus 2.6% as of December 31, 2013, including those cited in response to Comment 4 above, which fund various working capital activities. From a treasury standpoint, the Company was able to reduce the cost of its borrowing. The Company is actively expanding the scope of its business activities and anticipates that it will use the working capital provided by the convertible senior notes to fund these activities prior to the time they become profitable. The Company also periodically considers acquisitions of other businesses or property and chose to raise funds to facilitate such a transaction in the event it identifies an acquisition.

6.	Tell us what consideration you gave to providing a discussion and analysis of the material covenants related to your outstanding debt. Refer to Section IV.C of SEC Release 33-8350 for additional guidance. In this regard, as noted from your response to comment 2 in your letter dated January 30, 2013, you obtained waivers with respect to the payment of dividends. In addition, please tell us what consideration you gave to describing the nature of the cross default provisions included in certain of your bank borrowings.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

June 26, 2014

RESPONSE:

The Company considered including a description of the material covenants related to its short-term debt in its prior Form 20-F. However, given that the short-term borrowings were 100% collateralized by bank deposits, the Company concluded that the information regarding those covenants was not material to investors. With respect to the cross default provisions in its bank borrowings, the Company respectfully advises the Staff that it determined disclosure was not material to investors in light of the collateralization of those borrowings. With respect to both the covenants and the cross default provisions, the Company also notes that the bank borrowings are entered into for the purposes of cash management in the ordinary course of the Company’s business and therefore, disclosure is not required pursuant Instruction 4(b) in the “Instructions As To Exhibits” for Form 20-F.

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation, page F-13

7.	Consistent with your response to comment 9 in your letter dated September 11, 2013, we note that you revised your description of the contractual arrangements to no longer characterize them as standardized. Tell us what consideration you gave to making similar revisions to references to standardized contractual arrangements throughout the footnote.

RESPONSE:

In response to the Staff’s comment, the Company proposes to revise the description of the contractual arrangements on pages F-17 and F-18 to no longer characterize them as standardized in its future filings of its Annual Reports on Form 20-F.

* * * * *

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

June 26, 2014

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact Barry E. Taylor at (650) 849-3329 of this firm or me at (650) 320-4509.

Sincerely yours,

/s/ Julia Reigel

Julia Reigel
cc:	SouFun Holdings Limited

Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor

Kefei Li

Ernst & Young Hua Ming LLP

Eric Li

Kay Deng